FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

14 December 2018 07:00 GMT

NON-EXECUTIVE BOARD CHANGES

AstraZeneca PLC (the Company) today announced the following changes in respect of Non-Executive Directors.

New Non-Executive Director
With effect from 1 January 2019, Professor Tony Mok is appointed as a Non-Executive Director and a member of the Science Committee. Biographical details for Professor Mok are provided below.

Retirement of Non-Executive Director
The Company previously announced that Shriti Vadera will retire as a Director by 31 December 2018, by when she will have served as a Board member for eight years. The Company now confirms she will leave the Board on 31 December 2018.

Leif Johansson, Chairman of AstraZeneca, said: "We are very pleased to welcome Tony Mok to our Board and Science Committee as a leading clinical oncologist and world-renowned expert in precision medicine for lung cancer. He will make a significant contribution to AstraZeneca's science-led transformation as we bring our science to more patients around the world.

"Shriti Vadera's eight years with the Company has included service as a member of both the Audit Committee and the Remuneration Committee. She has been an exceptional colleague during a period of pipeline renewal, as AstraZeneca returned to growth. Her diligence, focus and constant commitment to the Company's success will be missed. On behalf of all her Board colleagues, we thank her for her service and wish her every success in the future."

Biographical details - Professor Tony Mok BMSc, MD, FRCP(C), FRCP(Edin), FHKCP, FHKAM(Medicine), FASCO
Professor Tony S K Mok was trained at the University of Alberta, Canada and subsequently completed a fellowship in medical oncology at the Princess Margaret Hospital in Toronto. After working as a community oncologist in Toronto, Canada for seven years, he returned to Hong Kong in 1996 to pursue an academic career.

Professor Mok is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong. His main research interest focuses on biomarker and molecular targeted therapy in lung cancer. He was the principal investigator and first author on the landmark Iressa Pan-Asia Study (IPASS), which was the first trial that confirmed the application of precision medicine for advanced lung cancer. He has led and co-led multiple other international Phase III trials, addressing various aspects of the management of advanced lung cancer. His work also includes clinical research on oncogene driven lung cancer and immunotherapy and he contributes to the development of clinical research infrastructure in China and Asia. He co-founded the Lung Cancer Research Group, the Chinese Thoracic Oncology Research Group and the Asia Thoracic Oncology Research Group.

Professor Mok has contributed to over 250 articles in international peer-reviewed journals, including the New England Journal of Medicine, Science, Lancet, Nature Medicine and Journal of Clinical Oncology, and published multiple editorials and textbooks. He is the past-President and current Treasurer of the International Association for the Study of Lung Cancer (IASLC) and serves on the Board of Directors of the American Society of Clinical Oncology (ASCO).

His work has been recognised by numerous awards including the Bonnie Addario Award in 2015, Fellowship of the American Society of Clinical Oncology (FASCO) in 2017, the Paul Bunn Jr Scientific Award in 2017, the National Science and Technology Progress Award in 2017 and the ESMO Lifetime Achievement Award in 2018.

Professor Mok is a Non-Executive Director of Hutchison China MediTech Limited and a co-founder and the Chairman of Sanomics Limited.

In relation to Professor Mok's appointment, except as set out above, no disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
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Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Cardiovascular; Metabolism	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Josie Afolabi	Other	+44 203 749 5631
Craig Marks	Finance; Fixed Income	+44 7881 615 764
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 December 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary